UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PHH Corporation

File No. 001-07797 - CF#22829

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PHH Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2008.

Based on representations by PHH Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.65	through June 25, 2009
Exhibit 10.70	through December 31, 2010
Exhibit 10.71	through December 31, 2015
Exhibit 10.72	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel